EXHIBIT 99.3

Notice of Stock Option Grant	Openwave Systems Inc. ID: 94-3219054 2100 Seaport Blvd. Redwood City, CA 94063

[First Name] [Last Name]	Option Number:	[Number]
[Address 1]	Plan:	[Plan ID]
[Address 2]
[Address 3]
[Country]	Vesting Commencement Date:	[Vest Date]

Effective [Option Date] (the “Date of Grant”), you have been granted a(n) [Option Type] Stock Option (this “Option”) to purchase [shares granted] shares of Openwave Systems Inc. (the “Company”) common stock at USD $[Option Price] per share.

This Notice of Stock Option Grant (including the exhibits hereto, this “Notice”), together with the [Plan ID] Stock Incentive Plan (the “Plan”) and the corresponding Stock Option Agreement (including any exhibits thereto, collectively, the “Stock Option Documents”) delivered to you with this Notice, and in effect as of the Date of Grant, contain the terms of your Option. The Plan and the Stock Option Agreement are hereby incorporated by reference and made a part of this Notice.

Vesting Schedule

Except as otherwise set forth in the Stock Option Documents, the shares subject to this Option will vest in each period as follows:

	Shares	Vest Type*	Full Vest	Expiration

Vesting Period:	[Shares]	[Vest Type]	[Date of full vesting of total shares subject to this grant]	[Exp. Date]

*Shares subject to monthly vesting shall vest ratably in equal monthly increments on the same day of the month as your Vesting Commencement Date over the subsequent vesting period, commencing on the first monthly anniversary after the Full Vest Date of your Initial Vesting Period. If the vesting schedule described herein would result in the vesting of a fraction of a share on any monthly vesting date, that fractional share shall be rounded to the nearest whole share.

Termination Period

This Option, to the extent then exercisable, may be exercised for a period of 3 months after termination of your employment (or consulting relationship if you are not an employee), except as set out in the Stock Option Agreement (but in no event later than the Expiration Date). You are responsible for keeping track of these exercise periods. The Company has no duty to, and will not, provide further notice of such periods.

Governing Law and Documents

This Option is governed by, and subject to, the Stock Option Documents. Capitalized terms not defined in this Notice have the meanings given to them in the Plan and Stock Option Agreement. This Option is further governed by, and subject to, the laws of the United States and the state of California.

If you have received this or any other document related to the Plan or this Option translated into a language other than English, the English version will control in the event of any conflicts.

Severability

If one or more of the provisions of the Stock Option Documents shall be held invalid, illegal or unenforceable in any respect:

(a) the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby;

(b) the invalid, illegal or unenforceable provision shall be deemed null and void, subject to “(c)” below; and

(c) to the extent permitted by applicable law, any invalid or illegal, or unenforceable provision shall be construed, interpreted, or revised retroactively to comply with applicable law and to achieve the intent of the Stock Option Documents.

Acknowledgment and Agreement

By signing below, you agree to all of the terms of the Stock Option Documents, including but not limited to the terms of the exhibits attached to this Notice.

Please sign this Notice and return an original copy to the Stock Administration Department by regular mail or facsimile (which shall have the same force and effect as an original).

/s/ Steve Peters
[Employee’s Name]	Date	Steve Peters
Secretary

Exhibit A

Representations and Warranties

(International Optionees)

Responsibility for Taxes

Regardless of any action the Company or your employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related withholding (“Tax-Related Items”), you acknowledge that the ultimate liability for all Tax-Related Items legally due by you is and remains your responsibility and that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option grant, including the grant, vesting or exercise of the Option, the subsequent sale of shares acquired pursuant to such exercise and the receipt of any dividends; and (2) do not commit to structure the terms of the grant or any aspect of the Option to reduce or eliminate your liability for Tax-Related Items.

Prior to exercise of the Option, you shall pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all withholding and payment on account obligations of the Company and/or the Employer. In this regard, you authorize the Company and/or the Employer to withhold all applicable Tax-Related Items legally payable by you from your wages or other cash compensation paid to you by the Company and/or the Employer or from proceeds of the sale of the shares. Alternatively, or in addition, if permissible under local law, the Company may (1) sell or arrange for the sale of shares that you acquire to meet the withholding obligation for Tax-Related Items, and/or (2) withhold in shares, provided that the Company only withholds the amount of shares necessary to satisfy the minimum withholding amount. Finally, you shall pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold as a result of your participation in the Plan or your purchase of shares that cannot be satisfied by the means previously described. The Company may refuse to honor the exercise and refuse to deliver the shares if you fail to comply you’re your obligations in connection with the Tax-Related Items as described in this section.

Plan Document

By acknowledging and agreeing to the Option on the terms set forth in the Stock Option Documents, you represent and warrant to the Company that:

(a) you have received a copy of the Stock Option Documents, under which the Option is granted and governed;

(b) you have read and reviewed the Stock Option Documents in their entirety;

(c) you have had a reasonable opportunity to obtain the advice of counsel prior to executing the Notice and have done so or knowingly declined to do so;

(d) you fully understand all provisions of the Stock Option Documents; and

(e) you hereby agree to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Stock Option Documents.

Nature of the Grant

By accepting the Option on the terms set forth in the Stock Option Documents, you further represent and warrant to the Company that:

(a) under the terms of the Company’s various stock plans (including but not limited to the Company’s 1999 Employee Stock Purchase Plan), the prior receipt of option grants, stock issuances, or other benefits does not create any right, entitlement or guarantee of future awards or benefits under any of these plans. Your rights and privileges to benefit from any such plan are governed by the terms of the specific applicable plan.

(b) by your acceptance of the Option as evidenced by your signature on the Notice, you agree that you have no right or entitlement, and you hereby voluntarily give up any such right or entitlement that ever existed, whether under an agreement, arrangement, course of conduct or appliacable law or regulation, to any future participation in any of the Company’s stock plans. The Company’s stock plans include, without limitation, any stock option, stock purchase right or employee stock purchase plans;

(c) the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, suspended or terminated by the Company at any time, as provided in the Plan and the Stock Option Documents;

(d) the grant of the Option is voluntary and occasional and consequently does not create any contractual or other right to receive future grants of options, or benefits in lieu of options, even if options have been granted repeatedly in the past;

(e) all decisions with respect to future option grants, if any, will be at the sole discretion of the Company;

(f) your participation in the Plan shall not create a right to further employment with your employer (the “Employer”) and shall not interfere with the ability of your Employer to terminate your employment relationship at any time with or without cause;

(g) you are voluntarily participating in the Plan;

(h) the Option is an extraordinary item that does not constitute compensation of any kind for services of any kind rendered to the Company or your Employer, and which is outside the scope of your employment contract, if any;

(i) the Options are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments;

(j) in the event that you are not an employee of the Company, the Option grant will not be interpreted to form an employment contract or relationship with the Company; and furthermore, the Option grant will not be interpreted to form an employment contract with your Employer or any subsidiary or Affiliate of the Company;

(k) the future value of the underlying Shares is unknown and cannot be predicted with certainty;

(l) if the underlying Shares do not increase in value, the Options will have no value;

(m) if you exercise your Option and obtain Shares, the value of those Shares acquired upon exercise may increase or decrease in value, even below the exercise price;

(n) in consideration of the grant of Options, no claim or entitlement to compensation or damages shall arise from termination of the Options or diminution in value of the Options or Shares purchased through exercise of the Options resulting from termination of your employment by the Company or the Employer (for any reason whatsoever and whether or not in breach of local labor laws) and you irrevocably release the Company and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing this agreement, you shall be deemed irrevocably to have waived any entitlement to pursue such claim; and

(o) notwithstanding any terms or conditions of the Plan to the contrary, in the event of termination of your employment other than by your voluntary resignation (whether or not in breach of local labor laws), your right to receive Options and vest in Options under the Plan, if any, will terminate effective as of the date that you are no longer actively employed (i.e., as of the date that you stop rendering active services for the Company or your Employer) and will not be extended by any notice period mandated under local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law); furthermore, in the event of involuntary termination of employment, your right to exercise the Options after termination of employment (whether or not in breach of local labor laws), if any, will be measured by the date of termination of your active employment (i.e., by the date that you stop rendering active services for the Company or your Employer) and will not be extended by any notice period mandated under local law; the Board/Committee shall have the exclusive discretion to determine when you are no longer actively employed for purposes of your Option grant.

Data Privacy

By accepting the Option on the terms set forth in the Stock Option Documents, you explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, your Employer, and the Company and its subsidiaries and Affiliates for the exclusive purpose of implementing, administering and managing your participation in the Plan.

You understand that the Company and your Employer hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the purpose of implementing, administering and managing the Plan (“Data”). You understand that Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in your country or elsewhere, and that the recipient’s country may have different data privacy laws and protections than your country. You understand that you may request a list with the names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom you may elect to deposit any shares of stock acquired upon exercise of the Option. You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan. You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. You understand, however, that refusing or withdrawing your consent may affect your ability to participate in the Plan. For more information on the consequences of your refusal to consent or withdrawal of consent, you understand that you may contact your local human resources representative.

Electronic Delivery

The Company may, in its sole discretion, decide to deliver any documents related to the Option granted hereunder or future options that may be granted under the Plan by electronic means or to request your consent to participate in the Plan by electronic means. You hereby consent to receive such documents by electronic delivery (including by access to a hosted website) and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.